

SEC

17004720

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 44803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nancy Barron + Associates, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

150 GRAND BOULEVARD

(No. and Street)

LEXINGTON	KY	40507
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RODEFFER MOSS & CO., PLLC

(Name – *if individual, state last, first, middle name*)

608 MABRY ROAD	KNOXVILLE	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ , as of _____ , 20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

PATRICK J. BRADLEY
NOTARY PUBLIC
Kentucky, State At Large
My Commission Expires 11/20/201~
545975

_____
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NANCY BARRON & ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2016 AND 2015

NANCY BARRON & ASSOCIATES, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2016 AND 2015

CONTENTS

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932




• Certified Public Accountants
• Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

We have audited the accompanying statements of financial condition of Nancy Barron & Associates, Inc. (the "Company") as of December 31, 2016 and 2015, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 16, 2017

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2016 AND 2015

ASSETS

	2016	2015
Assets:		
Cash	$ 64,624	$ 58,302
Deposits with clearing organization and others	72,018	63,853
Receivables from brokers, dealers, and clearing organizations	52,968	70,098
Advance to related party	706	559
Prepaid expenses	6,808	5,041
Investments	253,338	238,851
Property and equipment (net of accumulated depreciation of $122,723 and $118,440)	18,710	19,560
Total Assets	**$ 469,172**	**$ 456,264**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2016	2015
Liabilities:		
Accounts payable	$ 12,187	$ 12,662
Payroll taxes payable	6,416	6,040
Retirement contributions payable	248	1,752
Accrued income taxes	1,425	2,675
Accrued wages	50,000	52,000
Total Liabilities	**70,276**	**75,129**
Stockholder's Equity:		
Common stock, no par value:		
400 shares of Class A voting authorized, 1 share issued and outstanding	1,866	1,866
39,600 shares of Class B non-voting authorized, 99 shares issued and outstanding	184,695	184,695
Additional paid-in capital	9,042	9,042
Retained earnings	203,293	185,532
Total Stockholder's Equity	**398,896**	**381,135**
Total Liabilities and Stockholder's Equity	**$ 469,172**	**$ 456,264**

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Revenues:		
Commissions	$ 483,989	$ 640,579
Mutual fund and 12b-1 fees	263,107	266,994
Dividends and interest	41,803	42,671
Net realized and unrealized gain on investments	14,487	13,085
Miscellaneous income	10,000	25
Net Revenues	813,386	963,354
Expenses:		
Employee compensation and benefits	522,264	620,377
Clearing fees	69,166	83,287
Promotion	18,270	36,351
Communications	8,196	8,207
Occupancy costs	52,465	40,012
Other operating expenses	89,556	76,443
Depreciation	4,283	4,398
Total Expenses	764,200	869,075
Net Income before Income Taxes	49,186	94,279
Provision for Income Taxes	1,425	3,002
Net Income	$ 47,761	$ 91,277

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2015	$ 186,561	$ 9,042	$ 171,255	$ 366,858
Net Income	-	-	91,277	91,277
Distributions	-	-	(77,000)	(77,000)
Balance, December 31, 2015	186,561	9,042	185,532	381,135
Net Income	-	-	47,761	47,761
Distributions	-	-	(30,000)	(30,000)
Balance, December 31, 2016	$ 186,561	$ 9,042	$ 203,293	$ 398,896

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Cash Flows From Operating Activities:		
Net income	$ 47,761	$ 91,277
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	4,283	4,398
Net realized and unrealized gain on investments	(14,487)	(13,085)
Sale and/or purchase of securities, net	-	(6,515)
(Increase) Decrease in:		
Deposits with clearing organization and others	(8,165)	22,381
Receivables from brokers, dealers and clearing organizations	17,130	(12,529)
Advances to related party	(147)	(559)
Prepaid expenses	(1,767)	(1,459)
Increase (Decrease) in:		
Accounts payable	(475)	5,782
Payroll taxes payable	376	2,096
Retirement conributions payable	(1,504)	1,752
Accrued income taxes	(1,250)	1,720
Accrued wages	(2,000)	2,000
Net Cash Provided (Used) by Operating Activities	39,755	97,259
Cash Flows From Investing Activities:		
Capital expenditures	(3,433)	(795)
Net Cash Provided (Used) in Investing Activities	(3,433)	(795)
Cash Flows From Financing Activities:		
Distributions to stockholder	(30,000)	(77,000)
Net Cash Provided (Used) in Financing Activities	(30,000)	(77,000)
Net Increase (Decrease) in Cash	6,322	19,464
Cash, beginning of year	58,302	38,838
Cash, end of year	$ 64,624	$ 58,302
Supplemental Disclosures:		
Cash paid during the year for:		
Income taxes	$ 2,683	$ 1,282

The accompanying notes are an integral part of the financial statements.

Note A - Summary of Significant Accounting Policies:

This summary of significant accounting policies of Nancy Barron & Associates, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization - Nancy Barron & Associates, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc., (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The resulting difference between cost and market value from one year to the next is included in the Statements of Income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation - Fixed assets are recorded at historical cost. Depreciation and amortization are calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	7 - 10
Office equipment	5
Leasehold improvements	10

Note A - Summary of Significant Accounting Policies (Continued):

Revenue and Trade Accounts Receivable - The Company's primary source of revenue and trade accounts receivable is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Income Taxes - The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholder of the S Corporation is taxed on her proportionate share of the Corporation's taxable income and, accordingly, no provision for federal or state income taxes have been made. The Company has made a provision for local income taxes based upon its taxable net income.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions, the Company is no longer subject to U.S. federal and state tax examinations by tax authorities for tax years before 2012. The Company has concluded that there are no significant uncertain tax positions requiring recognition or disclosure, and there are no material amounts of unrecognized tax benefits. There were no tax penalties or interest levied against the Company during the year.

Statements of Cash Flows - For purposes of these statements, short-term investments which have a maturity of three months or less are considered cash and cash equivalents.

Advertising - Advertising costs are charged to operations in the year incurred. Advertising costs were $7,533 and $28,575 and for the years ended December 31, 2016 and 2015, respectively.

Deposits with Clearing Organization and Others -- Deposits with clearing organization and others consist of cash, cash equivalents and other short-term securities.

Reclassifications - Certain amounts presented for the prior year have been reclassified to conform with the presentation used in the current year. No changes in stockholder's equity occurred due to these reclassifications.

Note B - Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

Continued   - 7 -

Note B - Concentration of Credit Risk (Continued):

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation as well as the Securities Investor Protection Corporation up to $250,000 per insurer. The Company did not have any significant uninsured cash balances with these financial institutions as of December 31, 2016 and 2015.

Note C - Fair Value Measurements

For financial statement reporting purposes, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

A fair value hierarchy has been established for financial reporting purposes which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value:

Level 1 Inputs: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 Inputs: Significant other observable inputs other than Level 1 prices such as prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 Inputs: Significant unobservable inputs that reflect the Company's own asset assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes input from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Company's other financial instruments are based on estimates. These estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve matters of judgment, and, therefore, cannot be determined with precision. Estimated fair values are significantly affected by the assumptions used.

The carrying amounts of cash and cash equivalents, receivables, prepaid expenses, payables and accrued expenses as reported in the accompanying Statements of Financial Condition approximate their fair values due to their short-term maturity, to being readily converted to a known amount, or other observable inputs. As such, these instruments are measured using Level 1 inputs.

Note D - Accounts Receivable:

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker and considers all receivables to be collectible in the ordinary course of business.

Note E - Investments:

Marketable securities owned at December 31, 2016 and 2015, consist of investment securities at quoted market values and are as follows:

2016

	Level 1	Level 2	Level 3	Total
Corporate Stocks	$ 150,470	$ -	$ -	$ 150,470
Mutual Funds	102,868	-	-	102,868
	$ 253,338	$ -	$ -	$ 253,338

2015

	Level 1	Level 2	Level 3	Total
Corporate Stocks	$ 138,870	$ -	$ -	$ 138,870
Mutual Funds	99,981	-	-	99,981
	$ 238,851	$ -	$ -	$ 238,851

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2016 and 2015, was $126,345 and $126,345, respectively, resulting in a total unrealized gain at December 31, 2016 and 2015, of $126,993 and $112,506, respectively, and an unrealized gain in the current year of $14,487 ($14,397 in 2015). No securities were sold during 2016. Securities were sold during 2015 resulting in a realized loss of $1,312.

Note F - Property and Equipment:

As of December 31, 2016 and 2015, property and equipment consisted of the following:

	2016	2015
Furniture and fixtures	$ 85,352	$ 81,919
Office equipment	19,637	19,637
Leasehold improvements	36,444	36,444
Total Property and Equipment	141,433	138,000
Less: Accumulated depreciation	(122,723)	(118,440)
Net Property and Equipment	$ 18,710	$ 19,560

Note G - Related Party Transactions:

The Company leases its premises under a month to month arrangement from a corporation owned by the Company's sole stockholder. Monthly rent under the agreement is $4,000 ($3,000 per month in 2015). The Company also reimburses the related entity or receives reimbursement from the related entity for expenses such as utilities and maintenance. The Company incurred net expenses related to this agreement of $51,954 and $38,599 for the years ended December 31, 2016 and 2015, respectively. The Company owed the related entity $469 and $401 related to this agreement for the years ended December 31, 2016 and 2015, respectively. The related entity owed the Company $706 and $559 for the reimbursement of shared expenses as of December 31, 2016 and 2015, respectively.

The Company owed the sole shareholder $1,436 and $3,146 related to the reimbursement of expenses as of December 31, 2016 and 2015, respectively.

Note H - Operating Lease:

The Company leases office equipment under a lease agreement which requires quarterly rental payments of $219. The lease expires August 2017. Total rent expense for the years ended December 31, 2016 and 2015, was $875 in each year.

Total rental commitments for the next year and thereafter are as follows:

2017	$	656
Thereafter		-
	$	656

Note I - Retirement Plan:

The Company has a Simple IRA Retirement Plan which covers substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation, and the Company makes a contribution equal to the lesser of the deferral amount or three percent of the total compensation of the participant. Plan expenses incurred by the Company for the years ended December 31, 2016 and 2015, were $12,708 and $16,311, respectively.

Note J - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company had regulatory net capital of $313,559 and $301,115 as of December 31, 2016 and 2015, respectively. The Company's net capital as of December 31, 2016 and 2015, was $263,559 and $251,115 in excess of its minimum net capital requirement of $50,000, respectively. The Company's net capital ratio was .22 to 1 and .25 to 1 as of December 31, 2016 and 2015, respectively.

Note K - Indemnifications:

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including subcustodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement, therefore, no contingent liability has been recognized in the accompanying financial statements.

Note L - Date of Management's Review:

Management has evaluated subsequent events and transactions through the date of the auditors' report, which is the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements. Management has not identified any items requiring recognition or disclosure.

SUPPLEMENTAL INFORMATION

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

Net Capital:

Total Stockholder's Equity		$ 398,896
Deductions and/or Charges:		
Non-allowable fixed assets	18,710	
Non-allowable receivables from brokers or dealers	19,912	
Prepaid expenses	6,808	
Petty cash	41	
Other non-allowable assets	706	
		(46,177)
Net Capital Before Haircuts on Securities Positions		352,719
Haircuts on Securities		(39,160)
Net Capital		$ 313,559

Aggregate Indebtedness:

Accounts payable	$ 12,187	
Payroll taxes and retirement contributions payable	6,664	
Accrued income taxes	1,425	
Accrued wages	50,000	
Total Aggregate Indebtedness		$ 70,276

Computation of Basic Net Capital Requirement
Minimum net capital required:

$75,129 divided by 15 or $50,000 minimum	$ 50,000
Excess Net Capital	$ 263,559
Ratio: Aggregate indebtedness to net capital	.22 to 1

Reconciliation with Company's Computation:

Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 313,559
Effect of audit adjustments on accounts included in net capital calculation	-
Net Capital per Above	$ 313,559

There is no material difference between the preceeding computation and the Company's corresponding
unaudited Part II of Form X-17A-5 as of December 31, 2016

NANCY BARRON & ASSOCIATES, INC.
EXEMPTION FROM 17 C.F.R. §240.15c3-3 CUSTOMER PROTECTION—RESERVE AND CUSTODY OF SECURITIES REQUIRED BY SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2016

To the best knowledge and belief of Nancy Barron & Associates, Inc. (the company), the company is exempt from rule 17 C.F.R. §240.15c3-3 Customer Protection—Reserve and Custody of Securities for the year ended December 31, 2016.

The basis for this exemption is 17 C.F.R. §240.15c3-3(k)(2)(ii). The company is an introducing broker that clears all transactions with and for customers on a fully disclosed basis with our clearing broker National Financial Services, LLC, and promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers. The company has met the exemption provision of 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Nancy Truxtun Barron, II

President

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
17*17********2185********************MIXED AADC 220
44803   FINRA   DEC
NANCY BARRON & ASSOCIATES INC
150 GRAND BLVD
LEXINGTON KY 40507-1562
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _____966_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____462_____) .

   _____7/14/16_____
   Date Paid

   C. Less prior overpayment applied   (_____—_____)

   D. Assessment balance due or (overpayment)   _____504_____

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____—_____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____504_____

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☐   Funds Wired ☐
      Total (must·be same as F above) $ _____504_____

   H. Overpayment carried forward $(_____—_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

Nancy Barron & Co
(Authorized Signature)

Dated the _24_ day of _January_, 20_17_.

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
       Postmarked   Received   Reviewed

Calculations_____

Documentation_____

Forward Copy_____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _813,386_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   _813,386_

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _343,320_

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _69,166_

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.   _14,487_

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions   _426,973_

2d. SIPC Net Operating Revenues $ _386,413_

2e. General Assessment @ .0025 $ _966_

        (to page 1, line 2.A.)

-15-

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Nancy Barron & Associates, Inc.

We have reviewed management's statements, included in assertions made in Part IIA of Nancy Barron & Associates, Inc.'s (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodger Moss & Co, PLLC

Knoxville, Tennessee
February 16, 2017

Certified Public Accountants
 · Business Advisors

p: 865.583.0091
f: 865.583.0560
m: rodefirmoss.com
608 Mabry Hood Road
Knoxville, TN 37932



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholder of Nancy Barron & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Nancy Barron & Associates, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 16, 2017